Eddson Dental Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to March 31, 2024

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 3

EDDSON DENTAL INC. STATEMENT OF FINANCIAL POSITION 4

EDDSON DENTAL INC. STATEMENT OF OPERATIONS 5

EDDSON DENTAL INC STATEMENT OF CASH FLOWS 6

EDDSON DENTAL INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY 7

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS 8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 8

NOTE 3 – RELATED PARTY TRANSACTIONS 11

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS 11

NOTE 5 – LIABILITIES AND DEBT 11

NOTE 6 – EQUITY 12

NOTE 7 – SUBSEQUENT EVENTS 12



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Eddson Dental Inc., Management

We have reviewed the accompanying financial statements of Eddson Dental Inc. ("the Company") which comprise the statement of financial position as of March 31, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the three months ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 20, 2024

EDDSON DENTAL INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of March 31, 2024
ASSETS	
Current Assets:	
Cash & cash equivalents	17,846
Accounts Receivable	17,876
Total Current Assets	35,722
TOTAL ASSETS	35,722
LIABILITIES AND EQUITY	
Current Liabilities:	
Credit Cards and Lines of Credit	5,267
Total Current Liabilities	5,267
Non-current Liabilities:	
Related Party Notes Payable and Credit Line	88,417
Total Non-current Liabilities	88,417
TOTAL LIABILITIES	93,683
EQUITY	
Common Stock	100
Retained Earnings	(58,061)
TOTAL EQUITY	(57,961)
TOTAL LIABILITIES AND EQUITY	35,722

EDDSON DENTAL INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Period Ended March 31, 2024
Revenues	
Revenue	92,178
Cost of Services	15,122
Gross Profit	77,056
Operating Expenses	
Advertising and Marketing	4,130
Payroll	88,417
Contractors	30,924
General and Administrative	11,646
Total Operating Expenses	**135,117**
Total Loss from Operations	**(58,061)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(58,061)**
Net Loss	**(58,061)**

EDDSON DENTAL INC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Period Ended March 31, 2024
OPERATING ACTIVITIES	
Net Loss	(58,061)
Adjustments to reconcile Net Loss to Net Cash provided by operations:	
Increase in Accounts Receivable	(17,876)
Increase in Credit Cards and Lines of Credit	5,267
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:	(12,610)
Net Cash used in Operating Activities	(70,671)
FINANCING ACTIVITIES	
Increase in Related Party Notes Payable and Credit Line	88,417
Issuance of Stocks	100
Net Cash provided by Financing Activities	88,517
Cash at the beginning of period	-
Net Cash increase for the period	17,846
Cash at end of period	17,846

EDDSON DENTAL INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount		
Beginning balance at 1/1/24	-	-	-	-
Issuance of Common Stock	100,000	100	-	100
Additional Paid in Capital			-	-
Net Loss			(58,061)	(58,061)
Ending balance at 03/31/2024	100,000	100	(58,061)	(57,961)

Eddson Dental Inc
Notes to the Unaudited Financial Statements
Inception - March 31, 2024
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Eddson Dental Inc. ("the Company"), incorporated on January 1, 2024, in Delaware with its registered office in Kent County, offers subscription-based dental practice management software to dental groups across the United States. The Company's proprietary software integrates with various external sources to improve the efficiency and effectiveness of dental practice operations. Delivered through a network-based operating system with cloud-based components, the software allows for local installation and remote access, providing reliability and flexibility. The Company generates revenue through its subscription model and continuously updates and enhances its software to provide state-of-the-art solutions. The Company's objective is to streamline administrative tasks for dental professionals, enabling them to focus more on patient care and less on operational challenges.

In 2024, the Company will conduct a crowdfunding campaign under Regulation CF to raise operating capital and potentially materialize the goal to expand its customer and revenue base by adding additional personnel dedicated to increasing installations and enhancing customer support.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of March 31, 2024.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $17,846 of cash as of March 31, 2024.

Accounts Receivable
Trade receivables due from customers are uncollateralized obligations arising under normal trade terms. These receivables are stated at the amount billed to the customer in exchange for the services the Company rendered to them. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. While payments are generally collected upfront, some customers are allowed up to 30 days before collection.

The Company estimates an allowance for doubtful accounts based on an evaluation of the current status of receivables, historical experience, and other relevant factors. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

The Company has $17,876 in accounts receivable as of March 31, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's performance obligations have been met for revenues recorded in the accompanying financial statements.

The Company generates revenues by providing subscription-based dental practice management software to dental groups. Payments are generally collected via online credit or debit at the time of service or the initiation of services, although customers are generally allowed up to 30 days for payment on credit. The Company's primary performance obligation is to deliver and maintain its dental practice management software, ensuring connectivity to various outside sources to enhance the efficiency and effectiveness of dental practices.

Revenue is recognized at the time of service initiation or software delivery, net of estimated returns. The Company utilizes two main sales channels: its own Sales Team and sales through regional dental distributors. The Company also frequently exhibits at dental trade shows throughout the country to promote its services.

Advertising Costs
Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Contractors
Contractors pertain to contract labor costs paid by the Company to contracted workers.

General and Administrative
General and administrative expenses consist of various operational costs essential for business management and administration primarily consisting of office expenses, traveling costs and other miscellaneous expenses.

Income Taxes
The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its

deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not yet filed any tax returns since it was just incorporated at the beginning of 2024.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of March 31, 2024, the major shareholder of the Company is also a part-owner of Goetze Niemer Company , to which the Company owes a $88,417 Notes Payable and Credit Line, as detailed in Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has entered into a Notes Payable and Credit Line arrangement (the "Credit Line") with Goetze Niemer Company ("Goetze Niemer") whereby Goetze Niemer remits payments to certain subcontractors on behalf of the Company. These payments are recorded as draws under the Credit Line, which is interest free until January 1, 2025. From January 1, 2025, until December 31, 2025, interest payments calculated at 4.74% are due quarterly. On January 1, 2026, any amount due under the Credit Line will be amortized over sixty (60) months. The Credit Line does not carry a prepayment penalty nor is there a demand feature unless the Company defaults under the terms of the Credit Line.

As of March 31, 2024, the amount due under the Credit Line is $88,417.

NOTE 6 – EQUITY

The Company has authorized 100,000 of common shares with a par value of $0.001 per share. 100,000 shares were issued and outstanding as of March 31, 2024.

The Company has not yet established its bylaws and operating agreement, but is in the process of doing so.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to March 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 20, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.